Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the four-month period ended April 30, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the four-month period ended April 30, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Apr'21	Apr'20
Total loans			22,542,149	23,909,479
Total assets			33,499,605	38,904,163

Deposits and other demand liabilities			6,065,913	5,416,755
Time deposits and other time liabilities			10,409,905	12,337,720
Interbank borrowings			3,804,399	4,053,807
Debt instruments issued			6,256,355	6,627,225

Equity			2,374,377	3,354,795
Total equity attributable to equity holders of the bank			2,307,416	3,266,866
Non-controlling interest			66,961	87,929

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	4M'21	4M'20	4M'21	4M'20
Net operating profit before provision for loan losses	402,400	454,146	403,176	367,028
Provisions for loan losses	(42,548)	(141,242)	(43,404)	(118,615)
Total operating expenses	(225,948)	(232,630)	(225,948)	(232,630)
Operating income (loss)	133,904	80,274	133,824	15,783
Income from investments in companies	810	1,757	810	1,757
Operating income before income taxes	134,714	82,031	134,634	17,540
Income taxes	(23,949)	(52,868)	(23,869)	11,623
Consolidated income for the period	110,765	29,163	110,765	29,163

Net income attributable to holders of the Bank	109,505	28,640	109,505	28,640
Non-controlling interest	1,260	523	1,260	523

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer